FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 9, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Euro Disney Announces Memorandum of Agreement
to Strengthen its Financial Position
and Accelerate Investment in Growth

Marne-la-Vallée, June 9, 2004 – Euro Disney S.C.A. announced today that the primary negotiating parties (the Company, The Walt Disney Company (“TWDC”), Caisse des Dépôts et Consignations (“CDC”) and the Steering Committee of its other lenders), have approved a Memorandum of Agreement (“MOA”).  The MOA contemplates a restructuring of the Company’s financial obligations as well as new debt and equity financing. These transactions are intended to enhance the Company’s liquidity and provide capital for the Company’s ongoing business as well as investment in new park attractions and other resort assets.

The MOA is subject to certain conditions, including approval by all of the lenders by July 31, 2004, shareholder approvals, regulatory authorisations, and other significant milestones.  Additionally, a continuing debt covenant waiver depends upon the approval by the requisite number of lenders by June 30, 2004.

The Company believes that the approval of the MOA and the continuing waiver are in all of the parties’ best interests.  In the event that such approval is not obtained, and absent a subsequent waiver or agreement, TWDC and the Company’s other lenders would be able to demand immediate payments from the Company for amounts owed, which the Company would not be able to satisfy.

Upon obtaining lender approvals and completion of the related documentation, the Company plans to begin the design of new rides and attractions for the Walt Disney Studios and Disneyland theme parks as well as other assets throughout the resort.

André Lacroix, Chairman and Chief Executive Officer, said:

“We are extremely pleased and grateful to the CDC, CALYON, BNP Paribas, the other members of the Steering Committee and The Walt Disney Company, as we reach this very important milestone.  This Memorandum of Agreement embodies the essential elements for Disneyland Resort Paris to pursue its long-term growth strategy, including capital for asset additions.

We will be announcing additional details as well as the components of our new investment plan at the appropriate time in the near future.”

Corporate Communication

Investor Relations

Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 1,576 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: June 9, 2004

By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership